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J. Neil McMurdie Counsel (860) 723-2229 Fax: (860) 723-2216
February 6, 2004
Securities and Exchange Commission 450 Fifth Street, N.W. Washington, DC 20549
Attention: Jeff Foor
Re:

Security Life Separate Account L1
Security Life of Denver Insurance Company
Withdrawal of a Registration Withdrawal Request
Post-Effective Amendment Nos. 7 and 8 to Registration Statement on Form N-6
Prospectus Title: Asset Portfolio Manager Variable Universal Life Insurance Policy
File Nos.: 333-50278 and 811-08292

Ladies and Gentlemen:

On January 21, 2004, the above-named Registrant and Depositor filed a Registration Withdrawal Request to withdraw Post-Effective Amendments Nos. 7 and 8 to the Registration Statement on Form N-6. This withdrawal request was incorrectly filed as a Registration Withdrawal Request, when it should have been filed as an Amendment Withdrawal Request. We hereby respectfully request withdrawal of the Registration Withdrawal Request, so that we can correctly file an Amendment Withdrawal Request.

Should you have any questions concerning this submission, please call me at 860-723-2229. Thank you for your consideration. Sincerely, /s/ J. Neil McMurdie J. Neil McMurdie

Hartford Site 151 Farmington Avenue, TS31 Hartford, CT 06156-8975	ING North America Insurance Corporation